 UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
 ______________________________________

SCHEDULE 13D
(Rule 13d-101)
UNDER THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 5)*
  ______________________________________
Entravision Communications Corporation
(Name of Issuer)
Class A Common Stock, $0.0001 par value
(Title of Class of Securities)
29382R107
(CUSIP NUMBER)
Christopher D. Moore
Angelo, Gordon & Co, L.P.
245 Park Avenue, 26th Floor
New York, NY 10167
Tel. No.: (212) 692-2009
COPIES TO:
Jason Daniel
Akin Gump Strauss Hauer & Feld LLP
2300 N. Field Street
Suite 1800
Dallas, TX 75201
(214) 969-4209
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
December 1, 2020
(Date of event which requires filing of this statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D/A, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g) check the following box  ◻
The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Act”), or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

CUSIP No. 29383R107	13D

1	NAME OF REPORTING PERSONS Angelo, Gordon & Co., L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ◻ (b) []
3	SEC USE ONLY
4	SOURCE OF FUNDS* AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ◻
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 4,825,216
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 4,825,216
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,825,216
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ◻
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.05%*
14	TYPE OF REPORTING PERSON* IA, PN

  * Based on 59,905,386 shares of Common Stock of the Issuer outstanding as of November 2, 2020, as reported in the Issuer’s Form 10-Q filed with the SEC on November 6, 2020.

CUSIP No. 29383R107	13D

1	NAME OF REPORTING PERSONS AG Partners, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ◻ (b) []
3	SEC USE ONLY
4	SOURCE OF FUNDS* AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ◻
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 4,825,216
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 4,825,216
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,825,216
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ◻
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.05%*
14	TYPE OF REPORTING PERSON* PN

  * Based on 59,905,386 shares of Common Stock of the Issuer outstanding as of November 2, 2020, as reported in the Issuer’s Form 10-Q filed with the SEC on November 6, 2020.

CUSIP No. 29383R107	13D

1	NAME OF REPORTING PERSONS JAMG LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ◻ (b) []
3	SEC USE ONLY
4	SOURCE OF FUNDS* AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ◻
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 4,825,216
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 4,825,216
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,825,216
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ◻
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.05%*
14	TYPE OF REPORTING PERSON* OO

  * Based on 59,905,386 shares of Common Stock of the Issuer outstanding as of November 2, 2020, as reported in the Issuer’s Form 10-Q filed with the SEC on November 6, 2020.

CUSIP No. 29383R107	13D

1	NAME OF REPORTING PERSONS Michael L. Gordon
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ◻ (b) []
3	SEC USE ONLY
4	SOURCE OF FUNDS* AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ◻
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 4,825,216
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 4,825,216
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,825,216
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ◻
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.05%*
14	TYPE OF REPORTING PERSON* IN, HC

  * Based on 59,905,386 shares of Common Stock of the Issuer outstanding as of November 2, 2020, as reported in the Issuer’s Form 10-Q filed with the SEC on November 6, 2020.

AMENDMENT NO. 5 TO SCHEDULE 13D

This Amendment No. 5 to Schedule 13D amends and supplements the Schedule 13D filed by (i) Angelo, Gordon & Co., L.P., a Delaware limited partnership (“Angelo Gordon”), (ii) AG Partners, L.P., a Delaware limited partnership (“AG Partners), (iii) JAMG LLC, a Delaware limited liability company (“JAMG”) and (iv) Michael L. Gordon (collectively with Angelo Gordon, AG Partners and JAMG, the “Reporting Persons”) with the Securities and Exchange Commission (the “SEC”) on September 9, 2019, as amended by the Amendment No. 1 to Schedule 13D (the “Amendment No. 1”), filed May 12, 2020 and Amendment No. 2 to Schedule 13D (the “Amendment No. 2”), filed May 15, 2020, Amendment No. 3 to Schedule 13D (the “Amendment No. 3”), filed October 5, 2020 and Amendment No. 4 to Schedule 13D (the “Amendment No. 4”), filed October 16, 2020 (the “Schedule 13D”).
This Amendment No. 5 amends and supplements the Schedule 13D as specifically set forth herein.
All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Schedule 13D. Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable.
Item 5.	Interest in Securities of the Issuer
Item 5 of the Schedule 13D is hereby amended and restated to read as follows:
(a) - (b) Items 7 through 11 and 13 of each of the cover pages of this Schedule 13D are incorporated herein by reference.  Such information is based on 59,905,386 shares of Common Stock outstanding as of November 2, 2020, as reported in the Issuer’s Form 10-Q filed with the SEC on November 6, 2020.
Angelo Gordon, in its capacity as investment manager to the Accounts, has sole power to vote 4,825,216 shares of Common Stock and the power to dispose of 4,825,216 shares of Common Stock held in the Accounts. As the sole general partner of Angelo Gordon, AG Partners may be deemed to have the sole power to vote 4,825,216 shares of Common Stock and the power to dispose of 4,825,216 shares of Common Stock held in the Accounts. As the general partner of AG Partners, JAMG may be deemed to have the sole power to vote 4,825,216 shares of Common Stock and the power to dispose of 4,825,216 shares of Common Stock held in the Accounts.  As the managing member of JAMG and the chief executive officer of Angelo Gordon, Michael L. Gordon may be deemed to have sole power to vote 4,825,216 shares of Common Stock and the power to dispose of 4,825,216 shares of Common Stock held in the Accounts.
(c) Transactions in the shares of Common Stock by the Reporting Persons in the past sixty days are listed in Annex A attached hereto, which is incorporated herein by reference.
(d) Not Applicable.
(e) Not Applicable.
Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Item 6 of the Schedule 13D is supplemented as follows:
The Accounts have established a position in cash-settled equity swaps which in the aggregate represent economic exposure comparable to a notional interest in 2,552,023 shares of Common Stock (representing economic exposure comparable to approximately 4.26% of the outstanding shares of Common Stock). Under the terms of the swaps, (i) the Accounts will be obligated to pay to the counterparty any negative price performance of the specified notional number of shares of Common Stock subject to the swaps as of the expiration date of such swaps, plus interest rates set forth in the applicable contracts, and (ii) the counterparty will be obligated to pay the Accounts any positive price performance of the specified notional number of shares of Common Stock subject to the swaps as of the expiration date of the swaps. All balances will be settled in cash. The Reporting Persons’ counterparty is Credit Suisse. The Reporting Persons may enter into additional swaps for additional securities of the Issuer depending on market conditions. The swaps do not give the Reporting Persons or the Accounts direct or indirect voting, investment or dispositive control over any securities of the Issuer and do not require the counterparty thereto to acquire, hold, vote or dispose of any securities of the Issuer. Accordingly, the Reporting Persons disclaim any beneficial ownership of any shares of Common Stock that may be referenced in the swap contracts or shares of Common Stock or other securities or financial instruments that may be held from time to time by any counterparty to the contracts.

Signature
After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: December 3, 2020	ANGELO, GORDON & CO., L.P.

By: AG Partners, L.P
Its General Partner

By: JAMG LLC
Its General Partner

By: MICHAEL L. GORDON
Its Managing Member

By: /s/ Kirk Wickman
Kirk Wickman
Attorney-in-Fact

AG PARTNERS, L.P

By: JAMG LLC
Its General Partner

By: MICHAEL L. GORDON
Its Managing Member

By: /s/ Kirk Wickman
Kirk Wickman
Attorney-in-Fact

JAMG LLC

By: MICHAEL L. GORDON
Its Managing Member

By: /s/ Kirk Wickman
Kirk Wickman
Attorney-in-Fact

MICHAEL L. GORDON

By: /s/ Kirk Wickman
Kirk Wickman
Attorney-in-Fact

Annex A
The following table sets forth all transactions by the Reporting Persons (on behalf of the Accounts) with respect to shares of Common Stock effected over the past sixty days, inclusive of any transactions effected through 9:00 a.m., New York City time, on December 3, 2020. Except as otherwise noted below, all such transactions were purchases of Common Stock effected in the open market, and the table excludes commissions paid in per share prices.

Trade Date	Amount Purchased/(Sold)	Price
10/20/2020	(10,920)		2.05	(1)
10/29/2020	(35,000)		1.81	(2)
11/03/2020	(48,003)		1.86	(3)
11/05/2020	(39,336)		2.00	(4)
11/09/2020	(50,000)		2.24	(5)
11/10/2020	(37,457)		2.36	(6)
11/11/2020	(44,230)		2.45	(7)
11/18/2020	(38,382)		2.93	(8)
11/24/2020	(158,840)		2.95	(9)
11/25/2020	(4,900)		2.94	(10)
11/30/2020	(16,500)		3.01	(11)
12/01/2020	(172,424)		2.95	(12)
12/02/2020	(430,285)		2.98	(13)

(1) The sale price is a weighted average price. These shares were sold in multiple transactions at prices ranging from $1.95 to $2.06, inclusive. The reporting persons undertake to provide to the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares sold at each separate price within the ranges set forth in footnotes (1), (2), (3), (4), (5), (6), (7), (8), (9), (10), (11), (12) and (13).
(2) The sale price is a weighted average price. These shares were sold in multiple transactions at prices ranging from $1.71 to $1.88, inclusive.
(3) The sale price is a weighted average price. These shares were sold in multiple transactions at prices ranging from $1.80 to $1.88, inclusive.
(4) The sale price is a weighted average price. These shares were sold in multiple transactions at prices ranging from $1.90 to $2.01, inclusive.

(5) The sale price is a weighted average price. These shares were sold in multiple transactions at prices ranging from $2.01 to $2.29, inclusive.
(6) The sale price is a weighted average price. These shares were sold in multiple transactions at prices ranging from $2.12 to $2.38, inclusive.
(7) The sale price is a weighted average price. These shares were sold in multiple transactions at prices ranging from $2.35 to $2.46, inclusive.
(8) The sale price is a weighted average price. These shares were sold in multiple transactions at prices ranging from $2.88 to $2.96, inclusive.
(9) The sale price is a weighted average price. These shares were sold in multiple transactions at prices ranging from $2.87 to $2.97, inclusive.
(10) The sale price is a weighted average price. These shares were sold in multiple transactions at prices ranging from $2.83 to $2.95, inclusive.
(11) The sale price is a weighted average price. These shares were sold in multiple transactions at prices ranging from $2.85 to $3.03, inclusive.
(12) The sale price is a weighted average price. These shares were sold in multiple transactions at prices ranging from $2.84 to 2.98, inclusive.
(13) The sale price is a weighted average price. These shares were sold in multiple transactions at prices ranging from $2.90 to $3.05, inclusive.